 ALAMOS GOLD INC.

Financial Statements
(in United States dollars, unless otherwise stated)
For the years ended December 31, 2023 and 2022

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements of Alamos Gold Inc. (the “Company”) and the information in these annual consolidated financial statements are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In the preparation of these consolidated financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on the best estimates and judgements of management.
To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company’s systems of internal control over financial reporting. These systems are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of the consolidated financial statements. The Chief Executive Officer and Chief Financial Officer have assessed and concluded on the design, implementation and operating effectiveness of internal control over financial reporting as at December 31, 2023.
The Board of Directors oversees management’s responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the Company. This Committee meets with management and the Company’s independent auditors, KPMG LLP, to ensure that management properly fulfill its financial reporting responsibilities, review the consolidated financial statements, and recommend approval by the Board of Directors. The Audit Committee provides full and unrestricted access to the independent auditors, and also meets with the independent auditors without the presence of management, to discuss the scope and results of their audits, the adequacy of internal control over financial reporting, and the quality of financial reporting.
The consolidated financial statements have been audited by KPMG LLP (Auditor Firm ID: 85), an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).
"John A. McCluskey"
John A. McCluskey
President and Chief Executive Officer
"Gregory Fisher"
Gregory Fisher, CPA, CA
Chief Financial Officer

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca eort of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alamos Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Alamos Gold Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2024, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of indicators of impairment or impairment reversal of mineral, property, plant and equipment of the Young-Davidson cash generating unit

As discussed in Note 3(f) and Note 5 to the consolidated financial statements, the Company reviews the carrying amounts of non-financial assets for impairment or impairment reversal at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable (or indicate that a previous impairment may have reversed). In making this determination, the Company considers both internal and external information to determine whether there is an indicator of impairment or impairment reversal and, accordingly, whether quantitative testing is required. The primary external factors considered are changes in forecast metal prices and the primary internal factors considered are current mine performance against expectations. As discussed in Note 8 to the consolidated financial statements, the carrying value of the Company’s mineral property, plant and equipment balance was $3,360.1 million as of December 31, 2023, of which $1,500.3 million related to the Young-Davidson cash generating unit (“CGU”).

We identified the evaluation of indicators of impairment or reversal of impairment of mineral property, plant and equipment of the Young-Davidson CGU as a critical audit matter. A high degree of auditor judgment was required to assess the Company’s
© 2024 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

determination of whether internal and external factors, including the impact of estimated future gold prices and operational and financial performance, resulted in indicators of impairment or impairment reversal.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine whether there is an indicator of impairment or impairment reversal. We compared the Company’s operational and financial performance of the Young-Davidson CGU to approved budgets and the December 31, 2022 impairment analysis. We involved valuation professionals with specialized skills and industry knowledge, who assisted in evaluating the estimated future gold prices by comparing them to publicly available information.

the Shareholders and Board of Directors of Alamos Gold Inc.
/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2005.

Toronto, Canada
February 21, 2024
n the Consolidated Financial Statements

© 2024 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alamos Gold Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Alamos Gold Inc.’s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2023. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 21, 2024

© 2024 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Stated in millions of United States dollars)

	December 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	$224.8	$129.8
Equity securities	13.0	18.6
Amounts receivable (note 6)	53.4	37.2
Inventory (note 7)	271.2	234.2
Other current assets	23.6	16.2
Asset held for sale	—	5.0
Total Current Assets	586.0	441.0

Non-Current Assets
Mineral property, plant and equipment (note 8)	3,360.1	3,173.8
Deferred income taxes (note 12)	9.0	—
Other non-current assets (note 9)	46.1	59.4
Total Assets	$4,001.2	$3,674.2

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 10)	$195.0	$172.7
Income taxes payable	40.3	0.7
Current portion of decommissioning liabilities (note 11)	12.6	8.5
Total Current Liabilities	247.9	181.9

Non-Current Liabilities
Deferred income taxes (note 12)	703.6	660.9
Decommissioning liabilities (note 11)	124.2	108.1
Other non-current liabilities	2.0	2.2
Total Liabilities	1,077.7	953.1

EQUITY
Share capital (note 13)	$3,738.6	$3,703.8
Contributed surplus	88.6	90.7
Accumulated other comprehensive loss	(26.9)	(24.8)
Deficit	(876.8)	(1,048.6)
Total Equity	2,923.5	2,721.1
Total Liabilities and Equity	$4,001.2	$3,674.2

Commitments (notes 8, 18); subsequent events (notes 18, 21)

The accompanying notes form an integral part of these consolidated financial statements.

"John A. McCluskey"                    "Paul J. Murphy"
John A. McCluskey                    Paul J. Murphy
President and Chief Executive Officer            Chairman

6	Alamos Gold Inc.

2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023 and 2022
(Stated in millions of United States dollars, except share and per share amounts)

	December 31, 2023	December 31, 2022
OPERATING REVENUES	$1,023.3	$821.2

COST OF SALES
Mining and processing	437.3	394.4
Inventory net realizable value adjustment	—	33.9
Royalties	10.2	9.1
Amortization	190.2	171.5
	637.7	608.9
EXPENSES
Exploration	18.2	18.4
Corporate and administrative	27.6	25.9
Share-based compensation (note 13)	21.7	18.3
Impairment (note 8)	—	38.2
	705.2	709.7
EARNINGS FROM OPERATIONS	318.1	111.5

OTHER EXPENSES
Finance expense	(2.5)	(5.7)
Foreign exchange gain	1.9	1.7
Other loss (note 14)	(23.8)	(5.1)
EARNINGS BEFORE INCOME TAXES	$293.7	$102.4

INCOME TAXES (note 12)
Current income tax expense	(52.7)	(10.7)
Deferred income tax expense	(31.0)	(54.6)
NET EARNINGS	$210.0	$37.1

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	8.3	(5.9)
Net change in fair value of fuel hedging instruments, net of taxes	(0.2)	(0.3)
Items that will not be reclassified to net earnings:
Unrealized loss on equity securities, net of taxes	(10.5)	(20.5)
Total other comprehensive loss	($2.4)	($26.7)
COMPREHENSIVE INCOME	$207.6	$10.4

EARNINGS PER SHARE (note 15)
– basic	$0.53	$0.09
– diluted	$0.53	$0.09

The accompanying notes form an integral part of these consolidated financial statements.

7	Alamos Gold Inc.

2023 FINANCIAL REPORT
ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2023 and 2022
(Stated in millions of United States dollars)
	December 31, 2023	December 31, 2022
SHARE CAPITAL (note 13)
Balance, beginning of the year	$3,703.8	$3,692.9
Issuance of shares related to Manitou acquisition (note 8)	13.4	—
Repurchase and cancellation of common shares	—	(10.4)
Issuance of shares related to share-based compensation	8.4	5.3
Issuance of shares for dividend reinvestment and share purchase plan ("DRIP")	4.1	4.1
Issuance of shares for employee share purchase plan ("ESPP")	5.6	2.7
Transfer from contributed surplus of share-based compensation redeemed	3.9	2.3
Issuance of shares through flow-through share agreements	—	6.9
Exercise of Manitou warrants (note 8)	0.9	—
Cancellation of unexchanged post-amalgamation shares	(1.5)	—
Balance, end of year	$3,738.6	$3,703.8

CONTRIBUTED SURPLUS
Balance, beginning of the year	$90.7	$89.5
Share-based compensation	4.9	5.5
Transfer to share capital of share-based compensation redeemed	(3.9)	(2.3)
Distribution of share-based compensation	(3.1)	(2.0)
Balance, end of year	$88.6	$90.7

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of the year on currency hedging instruments	($1.9)	$4.0
Net change in fair value of currency hedging instruments, net of tax	8.3	(5.9)
	$6.4	($1.9)

Balance, beginning of the year on fuel hedging instruments	$0.1	$0.4
Net change in fair value of fuel hedging instruments, net of tax	(0.2)	(0.3)
	($0.1)	$0.1

Balance, beginning of the year on equity securities	($23.0)	($2.5)
Reclassification of realized loss on sale of equity securities, net of tax	0.3	—
Unrealized loss on equity securities, net of tax of nil	(10.5)	(20.5)
	($33.2)	($23.0)
Balance, end of year	($26.9)	($24.8)

DEFICIT
Balance, beginning of the year	($1,048.6)	($1,048.7)
Dividends (note 13(d))	(39.4)	(39.2)
Repurchase and cancellation of common shares	—	2.2
Cancellation of unexchanged post-amalgamation shares (note 13)	1.5	—
Reclassification of realized loss on sale of equity securities, net of tax	(0.3)	—
Net earnings	210.0	37.1
Balance, end of year	($876.8)	($1,048.6)

TOTAL EQUITY	$2,923.5	$2,721.1

The accompanying notes form an integral part of these consolidated financial statements.

8	Alamos Gold Inc.

2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022
(Stated in millions of United States dollars)

	December 31, 2023	December 31, 2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$210.0	$37.1
Adjustments for items not involving cash:
Amortization	190.2	171.5
Impairment	—	38.2
Inventory net realizable value adjustment	—	33.9
Foreign exchange gain	(1.9)	(1.7)
Current income tax expense	52.7	10.7
Deferred income tax expense	31.0	54.6
Share-based compensation	21.7	18.3
Finance expense	2.5	5.7
Other (note 16)	12.7	(6.7)
Changes in working capital and taxes paid (note 16)	(46.2)	(63.1)
	472.7	298.5
INVESTING ACTIVITIES
Mineral property, plant and equipment	(348.9)	(313.7)
Proceeds from sale of Esperanza Project (note 8)	—	5.0
Proceeds from disposition of equity securities	0.1	—
Investment in equity securities	(2.8)	(4.0)
Manitou transaction costs (note 8)	(0.2)	—
	(351.8)	(312.7)
FINANCING ACTIVITIES
Dividends paid	(35.3)	(35.1)
Proceeds from the exercise of options and warrants	9.3	5.3
Repurchase and cancellation of common shares	—	(8.2)
Proceeds from issuance of flow-through shares	—	10.4
Credit facility interest and transaction fees	—	(0.8)
	(26.0)	(28.4)
Effect of exchange rates on cash and cash equivalents	0.1	(0.1)
Increase (decrease) in cash and cash equivalents	95.0	(42.7)
Cash and cash equivalents - beginning of year	129.8	172.5
CASH AND CASH EQUIVALENTS - END OF YEAR	$224.8	$129.8

The accompanying notes form an integral part of these consolidated financial statements.

9	Alamos Gold Inc.

2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Consolidated Financial Statements
December 31, 2023 and 2022
(In United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”), is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:AGI) and the New York Stock Exchange (NYSE: AGI). The Company's registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
Alamos is a Canadian-based intermediate gold producer engaged in the acquisition, exploration, development and extraction of precious metals, with diversified North American production from the Young-Davidson and the Island Gold mines in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, Alamos has several development projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada.

2.	BASIS OF PREPARATION
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2023. IFRS comprises IFRSs, International Accounting Standards ("IASs"), and interpretations issued by the IFRS Interpretations Committee ("IFRICs") and the former Standing Interpretations Committee ("SICs").
These consolidated financial statements have been prepared using the historical cost convention, other than those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period and which are measured in accordance with the policies disclosed in note 3.
The consolidated financial statements were authorized for issue by the Board of Directors on February 21, 2024.

10	Alamos Gold Inc.

2023 FINANCIAL REPORT

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES
(a) Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company, and are wholly-owned. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The Company's principal properties and material subsidiaries of the Company and their geographic locations at December 31, 2023 were as follows:

Direct parent company	Country of incorporation	Mining properties and projects owned
Alamos Gold Inc	Canada	Island Gold Mine Young-Davidson Mine Lynn Lake project
Minas de Oro Nacional, S.A. de C.V.	Mexico	The Mulatos District
Dogu Biga Madencilik Sanayi Ticaret AS	Türkiye	Turkish properties
All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
(b) Foreign currency
These consolidated financial statements are presented in United States dollars (“US dollars”), which is the functional currency of the Company and all of its subsidiaries.
Transactions in currencies other than the Company's or a subsidiary's functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.
Exchange differences are recognized in net earnings in the period in which they arise. Exchange differences on foreign deferred tax assets and liabilities are presented as deferred income tax expense on the Consolidated Statements of Comprehensive Income.
(c) Cash and cash equivalents
The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.
(d) Inventories
Parts and supplies inventory
Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.
Stockpile inventory
Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile. Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, to the extent determined recoverable, and are removed at the average cost per tonne. Stockpile inventory is measured at the lower of cost and net realizable value.
In-process inventory
The recovery of gold is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on the current stockpiled mining cost and current processing cost, including applicable overhead, depletion and amortization relating to processing operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per recoverable ounce of gold in-process inventory. In-process inventory is measured at the lower of cost and net realizable value.
Finished goods inventory
Finished goods inventory consists of dore bars containing predominantly gold by value which are generally refined off-site to return saleable metals. Dore inventory is valued at the lower of weighted average cost and net realizable value.

11	Alamos Gold Inc.

2023 FINANCIAL REPORT
For all classes of gold inventory, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and/or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.
(e) Long-lived assets
Mineral property, plant and equipment
Mineral property, plant and equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and the initial estimate of any reclamation obligation. The purchase price is the fair value of consideration given to acquire the asset. The value of right-of-use assets are also included within property, plant and equipment. Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in net earnings as incurred.
The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis, or on a unit-of-production basis if that method is more reflective of the allocation of benefits among periods. Amortization commences on an asset when it has been fully commissioned and is available for use. Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	Lease term
Mobile equipment	2-10 years
Other equipment	2-20 years
Processing plant	Unit-of-production
Shaft, underground infrastructure and mineral properties	Unit-of-production
Vehicles	3-7 years
Buildings	7-20 years
Office equipment	2-8 years

When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations; however, this physical life cannot exceed the remaining life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually and when events and circumstances indicate that such a review should be made. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Acquisitions:
The purchase consideration of the acquisition of a mining property determined to be an asset acquisition is allocated to the individual assets acquired and liabilities assumed based on their relative fair values.
Exploration and evaluation expenditures
Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.
Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, and costs of pre-feasibility and other technical studies. Exploratory drilling and other exploration costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves and resources of which there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve, are expensed. Evaluation expenditures related to activities located within the boundary of a known mineral deposit as described above are capitalized and included in the carrying amount of the related mining property. Management uses the following criteria in its assessment of the boundary of the known mineral deposit: (i) geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines; (ii) scoping, pre-feasibility or feasibility: there is a scoping study, pre-feasibility or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production; (iii) accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable; (iv) life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and (v) authorizations: operating permits and feasible environmental programs exist or are obtainable. All capitalized exploration and evaluation assets are monitored for indications of impairment, to ensure that

12	Alamos Gold Inc.

2023 FINANCIAL REPORT
exploration activities related to the property are continuing and/or planned for the future. If an exploration property does not prove viable, an impairment loss is recognized in net earnings as the excess of the carrying amount over the recoverable amount (refer to note 3(f) for definition of recoverable amount) in the period in which that determination is made.
Capitalized exploration and evaluation assets are subsequently reclassified to mine development costs upon determining that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the Board of Directors has approved project advancement. The Company performs an impairment test, based on the recoverable amount, prior to the reclassification of exploration and evaluation assets to mine development costs.
Mining interests and mine development costs
The Company may hold interests in mineral properties in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The Company capitalizes payments made in the process of acquiring legal title to these properties.
Property acquisition and mine development costs are recorded at cost. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are recorded in inventory. Borrowing costs for qualifying assets are capitalized to mine development costs while construction and development activities at the property are in progress. Items may be produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management (such as samples produced when testing whether the asset is functioning properly). An entity recognizes the proceeds from selling any such items, and the cost of those items, in profit or loss in accordance with applicable Standards.
Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as mining and processing costs.
Once the asset is capable of operating as management has intended, mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable mineral reserves of the mine and the portion of mineralization from measured, indicated and inferred mineral resources expected to be classified as mineral reserves, in applicable mines. The Company determines the portion of mineralization expected to be classified as mineral reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.
The expected reserves used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of reserves are accounted for prospectively from the date of the change.
Capitalized stripping costs
Pre-production stripping costs are capitalized as part of the cost of constructing a mine.
Mining costs associated with stripping activities during the production phase of a mine are capitalized only if the Company can identify the component of the ore body for which access is obtained, the costs associated with the related stripping activities can be measured reliably, and the activities represent a future benefit to the mining interest, in that access is gained to sources of mineral reserves and resources that will be produced in future periods that would otherwise not have been accessible. Production stripping costs are allocated between inventory and capital based on the expected volume of waste extracted for a given volume of ore production. The expected volume of waste to be allocated to inventory is determined with reference to the life of mine stripping ratio of a particular mine or deposit, with the remaining amount allocated to capital. The amount of waste capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.
Capitalized stripping costs are depleted over the expected mineral reserves and resources benefiting from the stripping activity using the unit-of-production method based on estimated proven and probable mineral reserves, and the portion of mineralization expected to be classified as mineral reserves.
Investment tax credits
Investment tax credits are earned as a result of incurring eligible exploration and development expenses prior to commercial production. Investment tax credits are accounted for as a reduction to property, plant and equipment or mining interests.
Investment tax credits also arise as a result of incurring eligible research and development expenses and these credits are recorded as a reduction to the related expenses.
Derecognition
Upon replacement of a major component, or upon disposal or abandonment of a long-lived asset, the carrying amounts of the assets are derecognized with any associated gains or losses recognized in the Consolidated Statements of Comprehensive Income.

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(f) Impairment of non-financial assets
The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment (or impairment reversal) at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable (or indicate that a previous impairment may have reversed). In making this determination, the Company considers both internal and external information, in accordance with IAS 36, Impairment of Assets, to determine whether there is an indicator of impairment or impairment reversal and, accordingly, whether quantitative testing is required. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the Cash Generating Unit ("CGU") level.
If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs of disposal and its value-in-use, an impairment expense is recognized as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, if any, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.
Where the recoverable amount is assessed using discounted cash flow techniques, the estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs. For value-in-use calculations, production costs and output in the mine plan may be revised to reflect the continued use of the asset in its present form.
Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.
(g) Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
Decommissioning liabilities
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating license conditions, and the laws, regulations, and environment in which the mine operates.
Decommissioning liabilities are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected future cash flows required to reclaim the disturbance for each mine operation, which are adjusted to reflect inflation, and discounted to their present value. The inflation rate used is determined based on external forecasts for inflation in the country in which the related mine operates. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. The discount rate does not reflect risks for which the cash flows have been adjusted. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.
Upon initial recognition of a decommissioning liability, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost is recognized in mineral property and amortized in accordance with the Company's policy for the related asset.
The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance expense on the Consolidated Statements of Comprehensive Income.
Decommissioning liabilities are adjusted for changes in estimates. Such adjustments, which are not the result of the current production of inventory, are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the unamortized capitalized cost of the related assets. In instances where the capitalized cost of the related assets is nil, or will be reduced to nil, the remaining adjustment is recognized in net earnings. If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation; and movements in interest rates affecting the discount rate applied.

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(h) Revenue recognition
Revenue from the sale of gold, including refined metal, and dore, is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when title has passed to the customer, the customer has assumed the significant risks and rewards of ownership of the asset and the Company has the right to payment for the delivery of the refined metal, or dore. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.
(i) Earnings per share
Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted earnings per share is calculated using the treasury method, except when assessing the dilution impact equity-settled restricted share units, and performance shares units, where the if converted method is used. The treasury method assumes that outstanding stock options with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if converted method assumes that all equity settled restricted share units, and performance share units have been converted in determining fully diluted loss per share, except where such conversion would be antidilutive.
(j) Share-based compensation
The Company measures all equity-settled share-based awards made to employees and others providing similar services (collectively, “employees”) based on the fair value of the options or units on the date of grant.
The grant date fair value of options is estimated using an option pricing model and is recognized as compensation expense over the vesting period, based on the number of options that are expected to vest. A corresponding increase is recognized in equity. The grant date fair values of the Company’s equity-settled performance share units, and restricted share units are determined using an option pricing model and are recognized as compensation expense over the vesting period.
The Company awards cash-settled share-based compensation to directors and employees in the form of deferred share units and restricted share units. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees, using the Black-Scholes option pricing model for certain units, as they are earned based on the estimated number of units that are expected to vest. Based on the plan, some units are initially measured at fair value and recognized as an obligation at the grant date using the Company's share price. The corresponding liability is re-measured at fair value on each reporting date and upon settlement, with changes in fair value recognized in Comprehensive Income for the period. The fair value of deferred share units and restricted share units is determined by reference to the Company’s share price when the units are awarded or re-measured.
The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.
(k) Income taxes
Income tax expense is comprised of current and deferred income tax. Current and deferred income taxes are recognized in earnings or loss except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income ("OCI").
Current income taxes
Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with respect to previous years.
Deferred income taxes
Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following do not result in deferred tax assets or liabilities:
•temporary differences arising from the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit;
•taxable temporary differences arising from the initial recognition of goodwill; and
•taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.

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Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings or loss in the period that substantive enactment occurs except to the extent it relates to items recognized directly in equity or in other comprehensive income.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced to its recoverable amount. The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to the same taxable entity and income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.
Uncertain tax positions
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective subsidiary’s country of domicile.
(l) Financial instruments
The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability
Cash and cash equivalents	Amortized cost
Equity securities	Fair value through OCI
Amounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Debt and financing obligations	Amortized cost
Non-hedged derivatives	Fair value through profit or loss
Cash flow hedging derivatives	Fair value through OCI
Esperanza Milestone Payments	Fair value through profit or loss
The Company's accounting policy for financial instruments is as follows:
Financial assets
Financial assets are classified as either financial assets at fair value through profit or loss, amortized cost, or fair value through other comprehensive income ("OCI"). The Company determines the classification of its financial assets at initial recognition.
i. Financial assets recorded at fair value through profit or loss
All financial assets not classified as amortized cost or fair value through other comprehensive income ("FVOCI") are classified and measured at fair value through profit or loss ("FVPL"). Gains or losses on these items are recognized in net earnings or loss.
ii. Amortized cost
Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not classified or designated as at fair value through profit and loss: 1) the Company’s objective for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’. The Company’s amounts receivable are recorded at amortized cost as they meet the required criteria.
iii. Fair value through OCI
For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at FVOCI, with all subsequent changes in fair value being recognized in other comprehensive income. This

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election is available for each separate investment. Under this FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value is not recycled to profit or loss, rather transferred to deficit. The Company has elected to account for equity securities within this manner.
iv. Reclassifications
Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.
Financial liabilities
Financial liabilities, including accounts payable and accrued liabilities, as well as debt and financing obligations are accounted for at amortized cost.
Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.
Derivative financial instruments
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company’s final product, consumables and other currencies against the US Dollars. Derivative financial instruments are measured at fair value at each reporting period.
Non-hedged derivative financial instruments
All derivative instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in net earnings or loss as non-hedging derivative gains or losses.
Derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
(m) Hedges
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of other comprehensive income when the underlying hedged transaction, identified at the inception of the hedge, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in other comprehensive income are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in net earnings or loss. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income.
Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred and are recorded in net earnings or loss. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to net earnings or loss immediately.

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4.	CHANGES IN ACCOUNTING STANDARDS
New Standards issued and adopted
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2023:
On May 23, 2023, the Company adopted International Tax Reform - Pillar Two Model (Amendments to IAS 12). The amendments provide a temporary mandatory exception, applied on a retrospective basis, to the accounting requirements for the deferred tax that arises from legislation implementing the top-up tax (Pillar Two legislation), so that an entity would neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and will account for it as a current tax when it is incurred. The Company holds investments in certain subsidiaries registered in the Netherlands which has enacted the Minimum Tax Act 2024, which is based on the EU Directive, and will introduce a Qualified Domestic Minimum Top-Up Tax (QDMTT) and an Income Inclusion Rule (IIR), both for reporting years starting on or after December 31, 2023, and an Undertaxed Payments Rule (UTPR) for reporting years starting on or after December 31, 2024. The Company is assessing the impact of the Pillar Two income taxes legislation on its future financial performance.
On May 7, 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the initial recognition exemption (“IRE”) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The adoption of the new standard did not materially impact the financial statements of the Company.
On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8) and Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The adoption of the new amendments has been applied to the disclosure of material accounting policies in note 3 of these financial statements however the amendments did not result in any change to the Company's accounting policies or application thereof.
Standards issued but not yet adopted
Standards issued, but not yet adopted include:
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:
•settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity
The amendments are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The Company does not anticipate the adoption of the new standard to impact the financial statements.

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5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Many of the amounts included in the Consolidated Statements of Financial Position require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.
Critical accounting estimates
The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.
Amortization
The Company makes estimates of the quantities of proven and probable mineral reserves of its mines and the portion of mineral resources expected to be ultimately converted to mineral reserves. The estimation of quantities of mineral reserves and mineral resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of mineral reserves and may result in mineral reserves and mineral resources being revised.
The Company uses estimated proven and probable mineral reserves, and an estimate of mineral resources as the basis for amortizing certain mineral property, plant and equipment. The physical life of these assets, and related components, may differ from the Company’s estimate, which would impact amortization expense. Plant and equipment not depleted on a unit of production basis based on recoverable ounces are depleted on a straight-line basis. Changes to estimates of the useful life and residual value may be impacted by the Company's mine plans and rate of usage of these plant and equipment.
Inventory
The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching from heap leach operations, milling and gold recovery process. The Company estimates the expected ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to estimate the recoverable metals at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.
Decommissioning liabilities
The Company makes estimates of the timing and amount of expenditures required to settle the Company’s decommissioning liabilities. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a decommissioning liability is inherently more subjective.
Critical accounting judgements
The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.
Indicators of impairment and reversal of impairment
The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired or reversal of impairment is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of changes in the economic performance of the assets. The primary external factors considered are changes in forecast metal prices, changes in laws and regulations and the Company's market capitalization relative to its net asset carrying amount. Primary internal factors considered are the Company's current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.

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6.	AMOUNTS RECEIVABLE

	December 31, 2023	December 31, 2022
Sales tax receivables
Canada	$12.2	$15.1
Mexico	35.0	16.4
Other	0.7	1.1
Other receivables	5.5	4.6
	$53.4	$37.2

7.	INVENTORY

	December 31, 2023	December 31, 2022
In-process precious metals	$195.3	$159.4
Ore in stockpiles	2.8	10.0
Parts and supplies	65.2	57.2
Dore, and refined precious metals	7.9	7.6
	271.2	234.2
The amount of inventories recognized in mining and processing costs for the year ended December 31, 2023, was $448.4 million (December 31, 2022 - $400.5 million). The amount of inventories recognized in amortization costs for the year ended December 31, 2023, was $190.2 million (December 31, 2022 - $171.5 million). Included in in-process precious metals are inventories totaling $58.0 million that are expected to be realized after more than one year.
The Company assesses the net realizable value of inventory at each reporting period. In the second and third quarters of 2022, given a decrease in the gold price at the period ends and higher costs at the Mulatos operation, the Company recorded a $33.9 million cumulative reduction in the carrying value of the in-process precious metals inventory at Mulatos. This was comprised of $27.6 million related to mining and processing costs and $6.3 million related to amortization.

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8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2021	$1,629.3	$2,631.2	$285.6	$319.3	$4,865.4
Additions	40.2	143.8	123.7	22.1	329.8
Transfer of La Yaqui Grande assets[1]	121.0	19.0	(140.0)	—	—
Revisions to decommissioning liabilities	—	6.7	—	—	6.7
Disposals	(1.7)	—	—	—	(1.7)
Sale of Esperanza Project	(0.4)	—	—	(89.6)	(90.0)
At December 31, 2022	$1,788.4	$2,800.7	$269.3	$251.8	$5,110.2
Additions	51.5	109.5	174.7	32.2	367.9
Acquisition of Manitou Gold Inc. (i)	—	—	—	20.0	20.0
Transfers	4.0	—	(4.0)	—	—
Revisions to decommissioning liabilities (note 11)	—	8.6	—	—	8.6
Disposals	(35.5)	(1.3)	—	(1.4)	(38.2)
At December 31, 2023	$1,808.4	$2,917.5	$440.0	$302.6	$5,468.5

Accumulated amortization and impairment charges
At December 31, 2021	$717.8	$811.8	142.4	$84.9	$1,756.9
Amortization	91.7	89.4	—	—	181.1
Disposals	(1.2)	—	—	—	(1.2)
Impairment expense on Esperanza Project (iv)	—	—	—	38.2	38.2
Sale of Esperanza Project (iv)	(0.4)	—	—	(38.2)	(38.6)
At December 31, 2022	$807.9	$901.2	$142.4	$84.9	$1,936.4
Amortization	106.6	101.0	—	—	207.6
Disposals	(34.3)	(1.3)	—	—	(35.6)
At December 31, 2023	$880.2	$1,000.9	$142.4	$84.9	$2,108.4

Net carrying value
At December 31, 2022	$980.5	$1,899.5	$126.9	$166.9	$3,173.8
At December 31, 2023	$928.2	$1,916.6	$297.6	$217.7	$3,360.1
1.La Yaqui Grande commenced commercial production on June 20, 2022.

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The net carrying values and capital additions by segment (note 17) are as follows:

	December 31, 2023		December 31, 2022
	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]
Young-Davidson	$1,500.3	$73.5	1,504.7	68.4
Island Gold	1,397.7	243.4	1,174.6	185.1
Mulatos	293.0	29.9	343.8	58.8
Corporate and other	169.1	21.1	150.7	17.5
	$3,360.1	$367.9	$3,173.8	$329.8
1.Segment capital additions are presented on an accrual basis. Mineral property, plant and equipment in the consolidated statements of cash flows are presented on a cash expenditure basis.
(i) Acquisition of Manitou Gold Inc.
On May 23, 2023, the Company acquired all the issued and outstanding common shares of Manitou Gold Inc. ("Manitou") not previously owned by the Company, by way of a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement Manitou shareholders received 0.0035251 of an Alamos share for each Manitou share held. Prior to the closing of the Arrangement, the Company owned 65,211,077 Manitou shares, which represented approximately 19% of Manitou's basic common shares outstanding.
Upon closing of the transaction, the Company issued 984,760 common shares as part of the consideration. In addition, the Company issued 60,833 common shares as payment for the change of control obligations for departing management. Common shares issued were valued at the closing share price on May 23, 2023 of CAD $17.37. Total consideration for the acquisition was $16.7 million, including transaction costs of $0.2 million.
Management determined that the acquisition of Manitou did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations. Accordingly, the Company has accounted for the transaction as an asset acquisition. The Manitou mineral property has been recognized as part of the Island Gold reportable operating segment (note 17). The allocation of the purchase price to the net assets acquired are as follows:

Consideration paid
Fair value of total shares issued (note 13)	$13.4
Fair value of 19% interest in Manitou prior to acquisition	3.1
Transaction costs	0.2
$16.7

Net assets acquired
Mineral property, plant and equipment	$20.0
Current liabilities (a)	(1.5)
Decommissioning liabilities	(1.8)
$16.7
(a) Included in current liabilities are $1.1 million of Canadian dollar denominated share purchase warrants which were recognized as a liability at the date of acquisition. During the year ended December 31, 2023, 61,683 warrants were exercised for gross proceeds of $0.7 million (note 13).
(ii) Royalties
The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company:

Location	Royalties payable
Mulatos	0.5% Extraordinary Mining Duty due to the Mexican government
Young-Davidson	1.5% net smelter royalty
Island Gold	2-3% net smelter royalties, dependent on claim

22	Alamos Gold Inc.

2023 FINANCIAL REPORT
(iii) Other
The carrying value of construction in progress at December 31, 2023 was $299.0 million (December 31, 2022 - $155.8 million). and primarily relates to the Phase 3+ Expansion at Island Gold.
(iv) Sale of the Esperanza Project
On February 28, 2022, the Company announced that it has entered into a binding agreement to sell its non-core Esperanza Gold Project (“Esperanza”) located in Morelos State, Mexico to Zacatecas Silver Corp. (“Zacatecas Silver”) for total consideration of up to $60 million (the “Transaction”), including $5 million of cash. The Transaction closed on April 12, 2022. The Company measured the Esperanza asset group at the lower of carrying value and fair value less costs of disposal (“FVLCD”). The fair value of the expected purchase consideration was used as the basis for determining the asset group's fair value and an estimate of the disposal costs was used as the basis for the costs to sell. In performing this assessment, the Company concluded that the expected fair value less costs of disposal of the Esperanza asset group was lower than its carrying value. As a result, the Company recognized a pre‐tax impairment loss of $38.2 million in the first quarter of 2022, inclusive of $0.2 million of transaction costs incurred to date.
As part of the sale, the Company is entitled to receive additional consideration based on Zacatecas Silver achieving certain milestones ("Milestone Payments") (notes 9, 18). These proceeds are based on future events, which are not in the Company’s control, as such the Company remeasures these proceeds at fair value at each reporting date. The fair value of the Milestone Payments at December 31, 2023 was $5.7 million (December 31, 2022 - $19.1 million).

9.	OTHER NON-CURRENT ASSETS

	December 31, 2023	December 31, 2022
Investment Tax Credits (Canada) (i)	$29.1	$28.2
Milestone Payments (ii)	5.7	19.1
Other	11.3	12.1
	$46.1	$59.4
(i) Investment Tax Credits
The Investment Tax Credits relate to Canadian exploration expenses incurred while determining the existence, location, extent or quality of mineral resources in Canada. The amount recognized relates to expenses incurred at the Young-Davidson mine, and will be utilized when the mine becomes cash tax payable.
(ii) Esperanza Milestone Payments
The Milestone Payments resulted from the sale of the Esperanza Project to Zacatecas Silver Corp. on April 12, 2022. The fair value of the Milestone Payments is recalculated at each reporting date, based on management's estimate of the timing and probability (notes 8, 18).

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2023	December 31, 2022
Trade accounts payable and accrued liabilities	$167.8	$147.6
Royalties payable (note 8)	2.7	2.2
Derivative liabilities (note 18)	1.0	4.2
Share-based compensation liability	22.7	18.3
Share purchase warrants (note 8)	0.4	—
Current portion of equipment financing obligations	0.4	0.4
	$195.0	$172.7

23	Alamos Gold Inc.

2023 FINANCIAL REPORT

11.	DECOMMISSIONING LIABILITIES

Balance – current and non-current portion December 31, 2021	$106.1
Reclamation expenditures	(0.4)
Accretion expense	4.2
Revisions to expected discounted cash flows	6.7
Balance – current and non-current portion December 31, 2022	$116.6
Liability assumed on Manitou acquisition (note 8)	1.8
Reclamation expenditures	(0.3)
Accretion expense	6.8
Revisions to expected discounted cash flows[1]	11.9
Balance – current and non-current portion December 31, 2023	$136.8
Less: Current portion of decommissioning liability	(12.6)
Balance – non-current portion December 31, 2023	$124.2
1.Included in the revisions to expected discounted cash flows are costs of $3.3 million related to closed sites with a corresponding expense recorded in Other Loss (note 14).
All of the expenditures are expected to occur between 2024 and 2049. The discount rates used in discounting the estimated reclamation and closure cost obligations were between 3.0% and 7.4% for the year ended December 31, 2023 (2022 – 2.9% and 10.5%), and the inflation rate used was between 1.7% and 3.6% for the year ended December 31, 2023 (2022 – 1.9% and 9.5%).
The total undiscounted value of the decommissioning liabilities at December 31, 2023 was $165.2 million (2022 - $134.0 million).

12.	INCOME TAXES
The following table represents the major components of income tax expense recognized in net earnings for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Current income tax expense	$52.7	$10.7
Deferred income tax expense	31.0	54.6
Income tax expense recognized in net earnings	$83.7	$65.3

24	Alamos Gold Inc.

2023 FINANCIAL REPORT
The statutory tax rate for 2023 was 25.0% (2022 – 25.0%). The following table reconciles the expected income tax expense at the Canadian combined statutory income tax rate to the amounts recognized in net earnings for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Earnings before income taxes	$293.7	$102.4
Statutory tax rate	25.0%	25.0%
Expected income tax expense based on above rates	$73.4	$25.6
Effect of higher tax rates in foreign jurisdictions	3.9	(3.9)
Non-deductible expenses	5.0	4.3
Impact of local mining taxes	19.6	14.7
Impact of foreign exchange	(16.3)	19.4
Impact of renouncement of flow through share expenditures	—	2.1
Withholding tax	1.5	1.6
Change in unrecognized temporary differences	2.5	3.3
Other	(5.9)	(1.8)
Income tax expense	$83.7	$65.3
For balance sheet presentation purposes, the Mexico deferred tax asset of $9.0 million has been disclosed separately from the consolidated deferred tax liability. The change in consolidated deferred income tax liability and deferred tax balance by category, both below, are shown inclusive of the Mexico deferred tax asset.
The following table reflects the change in net deferred income tax liability at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Balance, beginning of year	$660.9	$623.2
Deferred income tax expense recognized in net earnings	31.0	54.6
Deferred income tax (recovery) expense recognized in OCI	2.7	(1.0)
Deferred tax liability derecognized on sale of Esperanza Project	—	(15.9)
Balance, end of year	$694.6	$660.9
The following summarizes the components of deferred income tax at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Mineral property, plant and equipment	$735.3	$683.0
Inventory capitalization	5.1	12.2
Other deductible temporary differences	(41.1)	(34.2)
Non-capital losses carried forward	(4.7)	(0.1)
Deferred income tax liability	$694.6	$660.9
The Company has Canadian tax losses of $6.3 million expiring between 2024 and 2040, Mexican tax losses of $40.9 million expiring between 2024 and 2031, United States tax losses of $19.4 million expiring between 2029 and 2038, as well as Turkish tax losses of $0.8 million expiring between 2024 and 2027.
The Company has unrecognized deferred income tax assets at December 31, 2023 in respect of aggregate loss carryforwards, deductible temporary differences and unused tax credits. The unrecognized loss carryforwards, deductible temporary differences and unused tax credits are $139.7 million (December 31, 2022 -$118.0 million).
At December 31, 2023, the Company has unrecognized deferred income tax liabilities on taxable temporary differences of $45.0 million (December 31, 2022 - $16.9 million) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

25	Alamos Gold Inc.

2023 FINANCIAL REPORT

13.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2021	391,889,733	$3,692.9
Shares issued through:
Share-based compensation plans	1,198,125	7.6
Shares repurchased and cancelled (i)	(1,100,000)	(10.4)
Flow-through share financing	922,483	6.9
DRIP (ii)	527,770	4.1
ESPP (iii)	373,806	2.7
Cancellation of unexchanged shares	(5,428)	—
Outstanding at December 31, 2022	393,806,489	$3,703.8
Shares issued through:
Share-based compensation plans	1,425,024	12.3
Manitou acquisition (note 8)	1,045,593	13.4
DRIP (ii)	353,084	4.1
ESPP (iii)	469,566	5.6
Exercise of Manitou warrants (note 8)	60,983	0.9
Cancellation of unexchanged shares	(203,755)	(1.5)
Outstanding at December 31, 2023	396,956,984	$3,738.6

(i) Normal Course Issuer Bid ("NCIB")
In December 2023, the Company renewed its NCIB permitting the purchase for cancellation of up to 34,485,405 common shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2024.

During the year ended December 31, 2023, the Company did not purchase any common shares (year ended December 31, 2022 - 1,100,000 common shares at a cost of $8.2 million or $7.41 per share).

(ii) DRIP
The Company allows existing shareholders to participate in a DRIP. This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the year ended December 31, 2023, the Company issued 353,084 shares pursuant to the DRIP, valued at $4.1 million.

(ii) ESPP
The Company has an ESPP which enables employees to purchase Class A common shares through payroll deduction. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the month or the shares may be purchased for plan participants in the open market. During the year ended December 31, 2023, the Company issued 469,566 shares from treasury pursuant to the ESPP (year ended December 31, 2022 - 373,806 shares).

26	Alamos Gold Inc.

2023 FINANCIAL REPORT
b)    Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2021	4,601,726	$7.47
Granted	634,727	9.53
Exercised	(1,198,125)	5.89
Forfeited	(113,477)	6.68
Outstanding at December 31, 2022	3,924,851	$8.32
Granted	481,449	14.10
Exercised	(1,424,916)	8.01
Forfeited	(215,007)	10.40
Outstanding at December 31, 2023	2,766,377	$9.32
During the year ended December 31, 2023, the weighted average share price at the date of exercise for stock options exercised was CAD $16.82 per share (for the year ended December 31, 2022 - CAD $11.98 per share).
(i) Stock options granted
During the year ended December 31, 2023, the Company granted 481,449 stock options which are vested in tranches equally over three years (year ended December 31, 2022 - 634,727). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted in the year ended:	December 31, 2023	December 31, 2022
Weighted average share price at grant date (CAD$)	$14.10	$9.53
Risk-free rate	3.87%	1.48%
Expected dividend yield	0.96%	1.20%
Expected stock price volatility (based on historical volatility)	48%	53%
Expected life of option (months)	42	54
Weighted average per share fair value of stock options granted (CAD$)	$4.94	$3.80
Stock options outstanding and exercisable as at December 31, 2023:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$6.01 - $7.00	567,111	6.57	1.78	567,111	6.57
$7.01 - $8.00	396,373	7.63	3.02	396,373	7.63
$8.01 - $9.00	15,571	8.63	3.16	15,571	8.63
$9.01 - $11.00	1,355,873	9.47	4.61	663,694	9.41
$11.01 - $17.77	431,449	14.10	4.79	—	—
	2,766,377	$9.32	4.09	1,642,749	$7.99

27	Alamos Gold Inc.

2023 FINANCIAL REPORT
c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentive plans ("LTI") outstanding for the years ended December 31, 2023 and 2022:

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2021	2,168,184	911,428	1,329,655
Granted	905,058	143,178	497,895
Forfeited	(296,907)	—	(72,522)
Settled	(641,786)	—	(404,603)
Outstanding units, December 31, 2022	2,134,549	1,054,606	1,350,425
Granted	747,993	112,653	369,589
Forfeited/expired	(383,686)	—	(134,563)
Settled	(587,118)	(154,025)	(426,163)
Outstanding units, December 31, 2023	1,911,738	1,013,234	1,159,288
The settlement of LTI is either in cash or equity depending on the features of the specific LTI plan. The settlement of DSUs is in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
PSUs and RSUs granted to non-executives vest on the third anniversary from the date of grant. RSUs granted to executives vest in three equal tranches commencing on the first anniversary of the grant date. Mandatory or elective DSUs vest immediately and the Board of Directors determines the vesting schedule for discretionary DSUs at the time of grant.
The weighted average grant date fair value of the RSUs, DSUs and PSUs granted during the year ended December 31, 2023 was $14.07, $14.35 and $14.10, respectively (year ended December 31, 2022 - $9.66, $9.67 and $9.65, respectively).
(d)    Dividends
During the year ended December 31, 2023, the Company declared dividends totaling $39.4 million, of which $35.3 million were paid in cash (2022 - $35.1 million paid in cash). The remaining $4.1 million were issued in the form of common shares pursuant to the Company's DRIP (2022 - $4.1 million in shares issued pursuant to the DRIP).

14.	OTHER LOSS

	For the years ended
	December 31, 2023	December 31, 2022
Unrealized loss on non-hedging derivatives	($0.9)	($0.3)
Reduction of obligation to renounce flow-through exploration expenditures	0.7	2.7
Turkish projects care and maintenance and arbitration costs	(2.9)	(5.0)
Fair value adjustment for sale of silver stream	—	2.6
Fair value adjustment for Milestone Payments (note 18)	(13.4)	(1.1)
Revision to reclamation for closed sites	(3.3)	—
Care and maintenance costs related to the El Chanate mine	(0.6)	(1.0)
Loss on disposal of assets	(1.9)	(0.7)
Other	(1.5)	(2.3)
	($23.8)	($5.1)

28	Alamos Gold Inc.

2023 FINANCIAL REPORT

15.	EARNINGS PER SHARE

	For the years ended
	December 31, 2023	December 31, 2022
Net earnings	$210.0	$37.1
Weighted average number of common shares outstanding (in thousands)	395,509	392,172
Basic earnings per share	$0.53	$0.09

Dilutive effect of potential common share equivalents (in thousands)	2,560	2,336

Diluted weighted average number of common shares outstanding (in thousands)	398,069	394,508
Diluted earnings per share	$0.53	$0.09
The following table lists the share units that were excluded from the computation of diluted earnings per share. The share units were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares of CAD $16.42 for the year ended December 31, 2023 (2022 - CAD $10.26), or the inclusion of the share units had an anti-dilutive effect on net earnings.

Share units excluded from calculation of diluted earnings per share for the years ended:
(in thousands)	December 31, 2023	December 31, 2022
Stock options	4	30

16.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid:

	For the years ended
	December 31, 2023	December 31, 2022
Amounts receivable	($13.6)	($8.8)
Inventory	(26.0)	(55.2)
Advances and prepaid expenses	(0.6)	2.3
Accounts payable and accrued liabilities	2.3	(0.1)
Cash taxes paid	(8.3)	(1.3)
	($46.2)	($63.1)

29	Alamos Gold Inc.

2023 FINANCIAL REPORT
Other items:

	For the years ended
	December 31, 2023	December 31, 2022
Unrealized gain on non-hedging derivatives	$0.9	$0.3
Reduction of obligation to renounce flow-through exploration expenditures	(0.7)	(2.7)
Proceeds from employee share purchase plan	4.7	2.8
Reclamation activities	(0.3)	(0.4)
Revision to reclamation for closed sites	3.3	—
Interest received	7.8	1.9
Credit facility standby fees	(2.1)	(2.1)
Distribution of share-based compensation	(15.8)	(8.5)
Fair value adjustment for sale of silver stream	—	(2.6)
Fair value adjustment for Milestone Payments (note 18)	13.4	1.1
Loss on disposal of assets	1.9	0.7
Other	(0.4)	2.8
	$12.7	($6.7)

17.	SEGMENTED INFORMATION
(a) Segment revenues and results
Operating results of operating segments are reviewed by the Company’s chief operating decision maker, being the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers its reportable operating segments to be its operating mines and significant development projects. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico.
Significant information relating to the Company's reporting operating segments is as follows:

Year Ended December 31, 2023
	Young-Davidson	Mulatos[1]	Island Gold	Corporate /other[2]	Total
Operating revenues	$355.3	$420.2	$247.8	—	$1,023.3
Cost of sales
Mining and processing	166.2	188.4	82.7	—	437.3
Royalties	5.3	2.2	2.7	—	10.2
Amortization	76.7	75.3	38.2	—	190.2
	248.2	265.9	123.6	—	637.7
Expenses
Exploration	2.9	9.9	3.7	1.7	18.2
Corporate and administrative	—	—	—	27.6	27.6
Share-based compensation	—	—	—	21.7	21.7
Earnings (loss) from operations	$104.2	$144.4	$120.5	($51.0)	$318.1
Finance expense					(2.5)
Foreign exchange gain					1.9
Other loss					(23.8)
Earnings before income taxes					$293.7

30	Alamos Gold Inc.

2023 FINANCIAL REPORT

Year Ended December 31, 2022
	Young-Davidson	Mulatos[1]	Island Gold	Corporate/other[2]	Total
Operating revenues	$347.8	$238.1	$235.3	—	$821.2
Cost of sales
Mining and processing	163.4	150.4	80.6	—	394.4
Inventory net realizable value adjustment	—	33.9	—	—	33.9
Royalties	5.3	1.2	2.6	—	9.1
Amortization	81.8	52.5	37.2	—	171.5
	250.5	238.0	120.4	—	608.9
Expenses
Exploration	4.3	7.5	4.7	1.9	18.4
Corporate and administrative	—	—	—	25.9	25.9
Share-based compensation	—	—	—	18.3	18.3
Impairment	—	—	—	38.2	38.2
Earnings (loss) from operations	$93.0	($7.4)	$110.2	($84.3)	$111.5
Finance expense					(5.7)
Foreign exchange gain					1.7
Other loss					(5.1)
Earnings before income taxes					$102.4
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances and exploration, development projects and mines in reclamation.
(b) Segment assets and liabilities

	Total Assets		Total liabilities
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Young-Davidson	$1,693.2	$1,644.9	$381.8	$353.2
Island Gold	1,453.6	1,222.5	476.4	415.5
Mulatos [1]	631.5	606.0	172.7	143.1
Corporate/other [2]	222.9	200.8	46.8	41.3
Total assets and liabilities	$4,001.2	$3,674.2	$1,077.7	$953.1
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects and mines in reclamation.

31	Alamos Gold Inc.

2023 FINANCIAL REPORT

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The Company does not have any non-recurring fair value measurements as at December 31, 2023. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

	December 31, 2023			December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets (liabilities)
Fair value through profit or loss
Milestone Payments (note 9)	—	—	5.7	—	—	19.1
Esperanza silver stream held for sale	—	—	—	—	—	5.0
Gold derivatives not designated as hedging instruments[1]	—	(0.8)	—	—	0.1	—
Share purchase warrants (note 8)	—	(0.4)	—	—	—	—
Fair value through OCI
Equity securities	13.0	—	—	18.6	—	—
Currency derivatives designated as hedging instruments[1]	—	6.6	—	—	(4.3)	—
Fuel derivatives designated as hedging instruments[1]	—	(0.2)	—	—	—	—
	$13.0	$5.2	$5.7	$18.6	($4.2)	$24.1
1On a gross basis, total derivatives recognized as at December 31, 2023 consist of total assets of $6.6 million, which is included in other current assets and total liabilities of $1.0 million, included in accounts payable and accrued liabilities (note 10) (December 31, 2022 - total assets of nil and total liabilities of $4.2 million).
The methods of measuring financial assets and liabilities have not changed during the year ended December 31, 2023.
The fair value of option and forwards (gold, fuel and currency) contracts are determined using a market approach with reference to observable market prices for similar assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The fair value measurement of the Milestone Payments (note 9) is based on unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy. The determination of the fair value of the Milestone Payments requires the Company to make certain estimates and judgements in relation to future events based on the current understanding of the facts and circumstances known to them. The fair value of the Milestone Payments was determined using discounted cash flows based on significant inputs and assumptions such as internally derived discount rate, an estimate of timelines to realize the payments and a success probability factor. Based on the Company's assessment of the fair value of the Milestone Payments at December 31, 2023, the Company reduced the applied success probability factor from 75% to 25% reflecting the current challenging capital markets for early stage exploration projects. As a result, the Company recognized a reduction in the fair value of the Milestone Payments of $11.0 million in the fourth quarter of 2023. The discount rate for the milestone payments is 14.75%. Changes to these inputs and assumptions could have a significant impact on the measurement of the financial assets. A 10% change in these assumptions would impact the Company's net earnings before tax by $0.8 million for the year ended December 31, 2023.

32	Alamos Gold Inc.

2023 FINANCIAL REPORT
Revolving Credit Facility
The Company has access to an undrawn credit facility (the "Facility") of $500.0 million, not including the uncommitted $100.0 million accordion feature to increase the credit facility up to $600.0 million. In February 2024, the Company extended the term of the revolving credit facility by one year to February 2028. The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2023, the Company is in compliance with the covenants.

Derivative Instruments designated as cash flow hedges
Currency option and forward contracts and fuel option contracts
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk. The Company has designated options and forwards as cash flow hedges for the highly probable Canadian dollar and Mexican peso.
The Company also enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk. The Company has designated these options as cash flow hedges for the highly probable consumption of diesel.
These currency option and forward and fuel option derivatives meet the hedge effectiveness criteria and are designated in a hedge accounting relationship as a result of the following factors:
•An economic relationship exists between the hedged items and hedging instrument, as notional amounts match and both the hedged item and hedging instrument fair values move in response to the same risk (foreign exchange risk and diesel price risk). Cash flows in relation to the designated hedged item and hedging instrument are matched since the option and forward contracts (hedging instrument) matures during the same month as the operational cash flows (hedged item) are expected to be incurred.
•The hedge ratio is one to one for this hedging relationship, as the hedged item is foreign currency risk and diesel price risk that is hedged with a foreign currency or diesel fuel hedging instrument using one unit of both the hedged and hedging item respectively.
• Credit risk is not material in the fair value of the hedging relationship.
The Company has identified two sources of potential ineffectiveness: 1) the timing of cash flow differences between the expenditure and the related derivative and 2) the inclusion of credit risk in the fair value of the derivative not replicated in the hedged item. The Company expects the impact of these sources of hedge ineffectiveness to be minimal. The timing of hedge settlements and incurred expenditures are closely aligned, as they are expected to occur within 30 days of each other. As noted above, credit risk is not a material component of the fair value of the Company’s hedging instruments, as all counterparties are reputable Canadian banking institutions and are highly rated.
For the years ended December 31, 2023 and 2022, the Company did not recognize any ineffectiveness on the hedging instruments.
The effective portion of the changes in fair value of the currency option and forward contracts for the years ended December 31, 2023 and 2022 recorded in accumulated other comprehensive (loss) income is:

	December 31, 2023	December 31, 2022
Balance, beginning of the period	($1.9)	$4.0
Change in value on currency instruments	18.1	(8.5)
Less: realized loss on CAD currency instruments	1.0	5.0
Less: realized gain on MXN currency instruments	(8.1)	(3.9)
Deferred income tax related to hedging instrument	(2.7)	1.5
	$6.4	($1.9)

33	Alamos Gold Inc.

2023 FINANCIAL REPORT
The open contracts, which settle on a monthly basis, are summarized as at December 31, 2023:
Canadian dollar contracts:

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2024	Collars	504.0	1.33	1.39

Mexican Peso contracts:

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2024	Collars	330.0	18.14	20.53
2024	Forwards	125.0	17.77	17.77
As at December 31, 2023, the fair value of these contracts was an asset of $6.6 million (December 31, 2022 - liability of $4.3 million).
The effective portion of the changes in fair value of the fuel option contracts for the years ended December 31, 2023 and 2022 recorded in accumulated other comprehensive (loss) income is:

	December 31, 2023	December 31, 2022
Balance, beginning of the period	$0.1	$0.4
Change in value on fuel contracts	(0.2)	2.5
Less: realized gain on fuel contracts	—	(2.9)
Deferred income tax related to fuel contracts	—	0.1
	($0.1)	$0.1
As at December 31, 2023, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars totalling 1,512,000 gallons, ensure a minimum purchase call option of $2.71 per gallon and a maximum average sold put options of $2.50 per gallon, regardless of the movement in fuel prices during 2024. The fair value of these contracts at December 31, 2023 was a $0.2 million liability (December 31, 2022 - $nil)
Derivative Instruments not designated as cash flow hedges
Gold option contracts
As at December 31, 2023, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts totaling 69,750 ounces, ensure a minimum average realized gold price of $1,926 per ounce and a maximum average realized gold price of $2,356 per ounce, regardless of the movement in gold prices during 2024. The fair value of these contracts was a liability of $0.8 million at December 31, 2023 (December 31, 2022 - asset of $0.1 million). The options mature monthly throughout 2024.
For the year ended December 31, 2023, the Company realized losses of $0.1 million related to the settlement of option contracts (for the year ended December 31, 2022- realized gains of $3.5 million). Total unrealized losses for the year ended December 31, 2023 was $0.9 million (for the year ended December 31, 2022 - unrealized losses of $0.3 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.
Financial instruments and related risks
In the normal course of operations, the Company is exposed to credit risk, liquidity risk and the following market risks: commodity price, market price, interest rate and foreign currency exchange rate. The Company has developed a risk management process to identify, analyze and assess these and other risks, and has formed a Risk Committee to monitor all significant risks to the Company. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.
Commodity price risk
The profitability of the Company’s mining operations is significantly affected by changes in the market price for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into collars, options or other financial instruments to manage short term commodity price fluctuations.

34	Alamos Gold Inc.

2023 FINANCIAL REPORT
For the year ended December 31, 2023, the Company’s revenues and cash flows were impacted by gold prices fluctuating from a low of $1,809 to a high of $2,090 per ounce. Metal price declines could cause the continued development of, and production from, the Company’s properties to be uneconomic.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations bear interest at fixed rates and are therefore not exposed to changes in future cash flows attributable to changes in market interest rates. The interest rate on the Facility is variable, however, the Facility was undrawn as at December 31, 2023.
The Company is exposed to interest rate risk on its cash and cash equivalents. The cash and cash equivalent interest earned is based on bank account interest rates which may fluctuate. A 100 basis point change in the interest rate would result in an increase or decrease of approximately $4.6 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.
Foreign currency exchange rate risk
Metal sales revenues for the Company are denominated in US dollars. The Company is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.
A 10% strengthening or deterioration of these currencies against the US dollar at each balance sheet date would have resulted in a gain or loss recorded in net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

	December 31, 2023	December 31, 2022
Impact of a 10% change in foreign exchange rates
Canadian dollar	$10.0	$3.6
Mexican peso	1.3	0.3
The currencies of the Company's financial instruments and other foreign currency denominated liabilities based on notional amounts, denominated in U.S dollar equivalents were as follows:

	Canadian Dollars		Mexican Peso
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Cash and cash equivalents	$25.0	$21.6	$12.4	$4.1
Equity securities	13.0	18.6	—	—
Amounts receivable	14.9	16.6	38.6	21.5
Other monetary (liabilities) assets	(16.8)	9.8	(6.6)	(0.8)
Accounts payable and accrued liabilities	(124.1)	(102.7)	(16.4)	(19.3)
Income taxes payable	(0.1)	—	(40.2)	(0.7)
Total exposure to currency risk	(88.1)	(36.1)	(12.2)	4.8
Credit risk
Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

35	Alamos Gold Inc.

2023 FINANCIAL REPORT
The Company's maximum exposure to credit risk is as follows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$224.8	$129.8
Milestone Payments	5.7	19.1
Derivative assets	6.6	—
Other receivables	5.5	4.6
Total financial instrument exposure to credit risk	$242.6	$153.5
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.
The Company’s future operating cash flow and cash position are highly dependent on gold prices, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuously low gold prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.
(a) Contractual commitments
The following table shows the maturities of contractual commitments. The amount presented represents the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Leases	0.5	0.6	—	—	1.1
Accounts payable and accrued liabilities	195.0	—	—	—	195.0
Decommissioning liabilities	12.6	31.5	51.4	69.7	165.2
Capital commitments	87.5	32.7	—	—	120.2
	$295.6	$64.8	$51.4	$69.7	$481.5
Contractual obligations exist with respect to royalties (note 8); however, gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price, therefore have been excluded from the table.
The Company has a number of mining service contracts that are based on variable measures, and not fixed payments. These contracts include measures such as tonnes mined, or metres developed. The expense relating to these variable payments and recognized as an operating expense was $104.2 million (year ended December 31, 2022 - $88.2 million). Total cash outflow for leases amounted to $112.0 million for the year ended December 31, 2023 (2022 - payments of $96.1 million).

19.	MANAGEMENT OF CAPITAL
The Company defines capital that it manages as its shareholders equity as well as debt and financing obligations. The Company’s objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. At December 31, 2023, total managed capital was $2,923.5 million (2022 - $2,721.1 million).
The Company’s capital structure reflects the requirements of an entity focused on sustaining strong cash flows from its current mining operations and financing both internal and external growth opportunities and development projects. The Company faces lengthy development lead times as well as risks associated with increasing capital costs and project completion timing due to the availability of resources, permits and other factors beyond the Company’s control. The Company’s operations are also significantly affected by the volatility of the market price of gold.

36	Alamos Gold Inc.

2023 FINANCIAL REPORT
The Company continually assesses its capital structure and makes adjustments to it with reference to changes in economic conditions and risk characteristics associated with its underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, pay dividends, sell assets or enter into new debt arrangements.
The Company manages its capital structure by performing the following:
•Maintaining sufficient liquidity in order to address any potential operational disruptions or industry downturns;
•Preparing detailed budgets and cash flow forecasts for each mining operation, exploration project, development project and corporate activities that are approved by the Board of Directors;
•Regular internal reporting and Board of Directors’ meetings to review actual versus budgeted spending and cash flows; and
•Detailed project financial analysis to assess or determine new funding requirements.
There were no changes in the Company’s approach to managing capital during the year.

20.	RELATED PARTY TRANSACTIONS
Remuneration of key management (includes the Company's directors and executive team) for the years ended:

Expense by nature for the years ended:	December 31, 2023	December 31, 2022

Short-term employee benefits	9.1	8.8
Share-based payments	16.6	8.7
	$25.7	$17.5
These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties. The increase in share-based compensation expense for the year ended December 31, 2023, was primarily due to the Company's increased share price and higher relative total shareholder return performance.

21.	SUBSEQUENT EVENT
Acquisiton of Orford Mining Corporation ("Orford")

On January 15, 2024, the Company announced that it had entered into a definitive agreement (the “Agreement”) pursuant to which the Company will acquire all of the issued and outstanding shares of Orford by way of a court-approved plan of arrangement (the “Transaction”). Under the terms of the Agreement, Orford shareholders will receive 0.005588 of the Company's common shares for each Orford share, representing a value of C$0.10 per Orford share at the time of the announcement. The Company currently owns 61,660,902 Orford shares, representing approximately 27.5% of Orford’s basic common shares outstanding. The Transaction is expected to close in April 2024.

37	Alamos Gold Inc.